EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

February 25, 2010

Linda Stirling

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Trusts*	Funds**	Post Effective Amendment Nos. to the 1933 Act on Form N-1A***	Accession Nos.
Evergreen International Trust File Nos. 333-42195 and 811-08553	Evergreen Emerging Markets Fund, Evergreen Global Large Cap Equity Fund, Evergreen Global Opportunities Fund, Evergreen International Equity Fund and Evergreen Intrinsic World Equity Fund	37	0000907244-09-000697
Evergreen Select Fixed Income Trust File Nos. 333-36019 and 811-08365	Evergreen International Bond Fund	61	0000907244-09-000695

*Each of the Trusts referred to as the “Registrants.”

**All of the Funds collectively are referred to as the “Funds.”
***The Post-Effective Amendments are referred to as the "Registration Statements.”

Dear Ms. Stirling:

Please note the following responses to the comments you provided by telephone to the Registrants’ Registration Statements on Form N-1A (as identified above) filed on December 22, 2009 (accession numbers identified above) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”):

Prospectus – General Comments

Comment: You asked that we remove the “Class B shares” footnote from the prospectus cover page.

Response:            We made the requested change.

Comment: You noted that, in the EDGAR filing, the font size in the tables entitled “Shareholder Fees,” “Annual Fund Operating Expenses” and “Average Annual Total Returns” seemed inconsistent, and you requested that we make the font sizes consistent.

Response: We have made the requested change.

Comment: You asked that we remove the footnote to the Shareholder Fees table.

Response:            We respectfully decline to make the requested change. Instruction 2(a)(i) to Item 3 of Form N-1A provides that a “Fund may include in a footnote to the table … a narrative explanation of the sales charges.” We believe the footnote, and its placement directly below the Shareholder Fees table, is consistent with the instruction and helps to facilitate a potential shareholder’s understanding of the information presented.

Comment: You requested that the line item “12b-1 Fees” in the Annual Fund Operating Expenses table be changed, so that it reads “Distribution and/or Service (12b-1) Fees.”

Response: We made the requested change.

Comment: You requested that we replace the last sentence in the Expense Example paragraph to match the last sentence in the corresponding disclosure in Item 3 of Form N-1A.

Response:            We made the requested change.

Comment: In the discussion of each Fund’s investment strategy required by Item 4 of Form N-1A, you requested that we include an explanation of how the Fund’s portfolio managers decide which securities to buy and sell.

Response:            With respect to each Fund, we respectfully decline to make the requested change. Item 4(a) of Form N-1A requires the Fund to “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies . . . and any policy to concentrate in securities of issuers in a particular industry or group of industries.”  The item does not specifically call for an explanation of how the Fund’s portfolio managers decide which securities to buy and sell (“Selection Criteria”) and we have concluded that any Selection Criteria employed by the Fund’s portfolio managers does not represent a principal investment strategy of the Fund.  Disclosure responsive to Item 9(b)(2) of Form N-1A, which calls for an explanation “in general terms [of] how the Fund’s adviser decides which securities to buy and sell,” will be included in the Fund’s Statutory Prospectus, as that term is defined in Rule 498 under the 1933 Act.

Comment: You requested that we delete the sentence in the Principal Risk Summaries section that provides a cross-reference to another section in the prospectus and a section in the SAI.

Response: We made the requested change.

Comment: You requested that we tailor our “Investment Style Risk” disclosure to more closely reflect the particular style of each fund (e.g. growth or value style).

Response: We made the requested change.

Comment: You asked that the after-tax returns footnote to the Average Annual Total Returns table be converted to paragraph form.

Response:            We respectfully decline to convert the disclosure found in the “after-tax returns” footnote to the Average Annual Total Returns table to paragraph form because we believe the use of this footnote facilitates a potential shareholder’s understanding of the information presented by indicating that the information relates directly to the table and by marking clearly to which portions of the table the disclosure is relevant.

Additionally, the “after tax returns” footnote is adjacent to the table as required by Item 4(b)(2)(iv).

Comment: In the introduction to the Performance table, you asked that we provide an explanation of how the information illustrates the variability of the Fund's returns (e.g., by stating that the information provides some indication of the risks of investing in the Fund by showing changes in the Fund's performance from year to year), as required by Item 4(b)(2)(i) of Form N-1A.

Response: We respectfully decline to make the requested change. Item 4(b)(2)(i) of Form N-1A requires the Fund to “[p]rovide a brief explanation of how the information illustrates the variability of the Fund’s returns (e.g., by stating that the information provides some indication of the risks of investing in the Fund by showing changes in the Fund’s performance from year to year . . .).” We feel that the disclosure as written conveys the risks by stating that the returns vary from year to year.

Comment: You requested, with respect to each Fund, that we include in the Fund’s investment strategy discussion required by Item 9 of Form N-1A a statement explaining the criteria used to determine if a security is a “foreign” security.

Response: We made the requested change with respect to all Funds.

Comment: You requested, with respect to each Fund other than Evergreen Emerging Markets Growth Fund, that we include in the Fund’s investment strategy discussion required by Item 9 of Form N-1A a statement indicating that at least 40% of the Fund’s assets will be invested in non-U.S. securities.

Response:     With respect to Evergreen International Equity Fund, the prospectus states that the Fund normally invests at least 80% of its assets in equity securities issued by, in the portfolio manager’s opinion, established and quality non-U.S. companies located in countries with developed markets.  We believe that the Fund’s 80% test satisfies the Staff’s comment.

With respect to Evergreen Global Large Cap Equity Fund, Evergreen Global Opportunities Fund, and Evergreen Intrinsic World Equity Fund, the prospectus states that the Fund makes investments in, holds securities of issuers located in, or invests in the securities of companies located in, respectively, no fewer than three countries, including the U.S. With respect to Evergreen International Bond Fund, the prospectus states that the Fund invests in at least three countries or supranational agencies.  We respectfully submit that each Fund’s approach is consistent with the adopting release for Rule 35d-1 under the 1940 Act (Investment Company Act Release No. 24828 (January 17, 2001)).  In that release, the Commission noted that funds using the terms “international” or “global” in their names are not subject to Rule 35d-1, but that the SEC would expect “investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”

In addition, with respect to Evergreen Global Large Cap Equity Fund, we note that the prospectus states that under normal circumstances the Fund’s allocation between U.S. and foreign securities is within 10% of the U.S. and foreign weightings of the MSCI World Free Index.  We believe limiting the Fund’s investments in U.S. securities to 60% of the Fund’s assets as you suggest may unnecessarily limit the portfolio manager’s ability to comply with these index-based targeted weightings.

Although Evergreen Intrinsic World Equity Fund may have as much as 70% of its assets invested in U.S. securities, it generally invests in a manner that results in the Fund’s assets being tied economically to a number of countries throughout the world.  We believe limiting the Fund’s investments in U.S. securities to 60% of the Fund’s assets as you suggest may unnecessarily limit the portfolio manager’s ability to obtain exposure to the world’s economies in the manner deemed optimal by the portfolio manager, potentially harming the Fund.

Comment: You requested that we use a term other than “Concentration” risk to describe the risk associated with investing in a limited number of countries.

Response: We made the requested change.

Prospectus – Fund-Specific Comments

Comment: With respect to Evergreen Emerging Markets Growth Fund, you requested that we explain how an investment strategy in which the portfolio manager relies on both growth- and value-oriented investment disciplines is appropriate for this Fund.

Response: Evergreen Emerging Markets Growth Fund’s objective is to seek to provide shareholders with long-term capital growth. The portfolio manager seeks to achieve this goal by looking for equity securities in emerging market countries that may be deemed to be either growth stocks or value stocks.

Comment: With respect to Evergreen Emerging Markets Growth Fund, you requested that we include language describing the factors that the portfolio manager considers in order to determine if a security is undervalued in the marketplace.

Response: We added the requested disclosure. The relevant additional language is below:

“For value investments, the portfolio manager seeks securities that are trading at prices below their stated or replacement value, are out of favor in the marketplace or are going through a change of significance that may unlock their price discount, thus affording the opportunity for above average price appreciation.”

Comment: With respect to Evergreen Global Large Cap Equity Fund, you requested that we include language describing the factors that the portfolio manager considers in order to determine if a security is undervalued.

Response: We added the requested disclosure. The relevant additional language is below:

“The Fund’s portfolio manager pursues both growth- and value-oriented disciplines.  Growth-oriented stocks are stocks of companies that the Fund’s portfolio manager believes have attractive growth prospects, which may be identified by measures such as expected earnings growth and improvement in earnings outlook.  Value-oriented stocks are stocks of companies that the Fund’s portfolio manager believes have attractive valuation characteristics, which may be identified by measures such as price-to-earnings and return-on-capital.”

Comment: With respect to Evergreen Intrinsic World Equity Fund, please add language specifying that the 20% of the Fund’s assets that may be held in debt instruments of any quality may include junk bonds.

Response: We added the requested language. The relevant sentence now reads:

“Up to 20% of the Fund’s assets may be held in cash, or invested in cash equivalents and debt instruments of any quality, including below investment grade bonds (commonly referred to as “high-yield” or “junk” bonds).

Comment: With respect to Evergreen International Bond Fund, you requested that we provide a discussion in the Fund’s investment strategy of the portfolio managers’ security selection strategy.

Response: We added the requested disclosure. The relevant additional language is below:

“The portfolio managers use proprietary models and systems to assess areas of relative value around the world. Model-driven forecasts are created using fundamental economic inputs to generate economic forecasts on the global bond markets. With these forecasts, the portfolio managers consider multiple possible scenarios to create what the portfolio managers believe is the optimal portfolio strategy. The output of the model process is intended to provide relative valuations for determining an overweight, or underweight, of country-specific bond markets. Similarly, currencies are valued for their potential returns or to hedge currency exposure. These macro 'top-down' quantitative models are used in conjunction with our investment experience and our 'bottom-up' security selection process.”

Comment: With respect to Evergreen Intrinsic World Equity Fund, please confirm that Interest Rate Risk and Credit Risk are principal risks of the Fund.

Response: As the Fund may invest up to 20% of its assets in debt instruments, we have confirmed that Interest Rate Risk and Credit Risk are principal risks of the Fund.

We make the following representations to you:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We plan to file a post-effective amendment to the Registration Statement on or around February 26, 2010 to incorporate the responses to your comments described above.  Please feel free to call me at (617) 210-3682 if you have any questions or would like anything additional.

                                                                                    Sincerely,

                                                                                    /s/ Maureen E. Towle

                                                                                    Maureen E. Towle, Esq.